NEW COVENANT FUNDS

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of June 30, 2009, is made and entered into by and between the New Covenant Funds, a Delaware statutory trust (the “Trust”), on behalf of each of its investment series set forth on Schedule A attached hereto (the “Funds”), and One Compass Advisors (the “Adviser”).

WHEREAS, the Adviser serves as investment adviser to the Funds pursuant to the terms of an Amended and Restated Investment Advisory Agreement entered into between the Adviser and the Trust on behalf of the Funds (the “Advisory Agreement”); and

WHEREAS, the Trust has been authorized to enter into Shareholder Services
Agreements pursuant to which each Fund may pay shareholder services fees to various types of authorized service providers for providing administrative services with respect to shares of the
Funds attributable to or held in the name of each authorized service provider for its clients or other parties with whom it has a servicing relationship; and

WHEREAS, in connection with the implementation of the Shareholder Services
Agreements, the Adviser wishes to reimburse each Fund in the amount of 17 basis points to help offset the shareholder services fees paid by each Fund in order to limit the total operating expenses of the Fund.

NOW, THEREFORE, the Trust, on behalf of the Funds, and the Adviser hereby agree as follows:

Until June 30, 2010, the Adviser agrees to reimburse each Fund 17 basis points of the fees paid by the Fund pursuant to any Shareholder Services Agreements entered into by the Trust on behalf of the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEW COVENANT FUNDS	ONE COMPASS ADVISORS

By: /s/ Joseph L. Heintzman	By: /s/ Paul H. Stropkay

Name: Joseph L. Heintzman	Name: Paul H. Stropkay, CFA

Title: Vice President	Title: SVP & CIO

SCHEDULE A

Fund Name

New Covenant Balanced Growth Fund

New Covenant Balanced Income Fund

New Covenant Growth Fund